UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 16, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with Article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and Article 2 of CVM Instruction No. 358/2002, as amended (“ICVM 358/2002”), hereby informs its shareholders and the market in general that Fibria has received the following information from its controlling shareholders Votorantim S.A. and BNDES Participações S.A. - BNDESPAR (collectively, the “Fibria Controlling Shareholders”).

“On March 15, 2018, Fibria Controlling Shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Suzano Controlling Shareholders”), with Suzano Papel e Celulose S.A. (“Suzano” and, together with Fibria, “Companies”), acting as intervening party, have entered into the Voting Agreement and other Obligations, by means of which Suzano Controlling Shareholders and Fibria Controlling Shareholders have agreed to exercise their voting rights in order to combine the operations and shareholding basis of Suzano and the Company (“Commitment”), through a corporate reorganization (“Transaction”).

The terms and conditions of the Transaction, briefly described below, will be included in the Protocol and Justification of a Merger of Shares and of Company (“Protocol”), to be submitted together with the appraisal reports and other applicable documents to the Boards of Directors of the Companies and executed by their management, as well as, in the proper time, to be submitted to the Extraordinary General Shareholders Meetings of both Companies.

I.   CORPORATE REORGANIZATION AND FINANCIAL BASIS OF THE TRANSACTION

Pursuant to the Commitment, a corporate reorganization shall be submitted to the shareholders of the Companies, which will result in: (a) the ownership by Suzano of all the shares issued by Fibria; and (b) the receipt by Fibria’s shareholders, for each common share issued by Fibria, of (i) fifty-two Reais and fifty cents (R$ 52.50), adjusted by the CDI variation from March 15, 2018 until the date of its effective payment, to be made in a single installment on the date of implementation of the Transaction (“Cash Installment”) and (ii) 0.4611 (zero comma, four, six, one, one) common shares of Suzano, adjusted according to the rules mentioned below (“Exchange Ratio”), to be also delivered on the date of the implementation of the Transaction.

In addition to the CDI adjustment, as indicated above, the Cash Installment will be adjusted as a consequence of any dividends, interest on net equity (juros sobre capital próprio) and other proceeds declared by the Companies as of the date hereof, except for the minimum mandatory dividend of Suzano and Fibria that have already been disclosed to the market. The Exchange Ratio will be proportionally adjusted in case of any stock splits (desdobramentos), reverse stock splits (grupamentos) and bonus stocks (bonificações) of Suzano and Fibria.

Holders of American Depositary Receipts (“ADRs”) which underlying asset are shares issued by Fibria will be entitled to receive ADRs from Suzano, subject to the same Exchange Ratio. Suzano will take the steps to: (i) obtain the registration of the Transaction with the Securities and Exchange Commission (or the exemption from registration); and (ii) listing Suzano’s ADRs in the same listing segment with the New York Stock Exchange - NYSE in which the ADRs issued by Fibria are currently listed.

Once the Transaction is implemented, the shares and the ADRs issued by Fibria will no longer be traded on B3 S.A. - Brasil, Bolsa, Balcão and on the NYSE, respectively.

According to the terms of the Commitment, in the event that any restrictions imposed by antitrust authorities in Brazil and/or abroad is considered excessively onerous, Suzano may choose not to consummate the Transaction and shall pay a fine to Fibria in the amount of seven hundred and fifty million reais (R$ 750,000,000.00). Such fine may also be due in case the Transaction is not consummated, as expressly provided for in the Commitment.

II.   CONDITIONS PRECEDENT FOR THE TRANSACTION

The implementation of the Transaction is subject to the fulfillment of conditions precedent usual for these type of transactions, including the approval by certain antitrust authorities in Brazil and abroad.

III.   EXCLUSIVITY AND PROHIBITION OF TRANSFER OF SHARES

Pursuant to the terms of the Commitment, Fibria Controlling Shareholders will not be allowed to negotiate or otherwise enter into any agreement with any third party for the purpose of effecting any transaction similar to the Transaction or that may affect or frustrate the implementation of the Transaction. Additionally, during the term of the Commitment, Suzano Controlling Shareholders and Fibria Controlling Shareholders undertake not to sell or otherwise dispose of their shares of Suzano or Fibria, as the case may be.

IV.   Adherence OF FIBRIA

Within fifteen (15) days from this date, the Fibria’s board of director shall resolve on Fibria’s adherence to the Commitment and its agreement to the terms of the Transaction.

V.   ACCESS TO INFORMATION AND DOCUMENTS

The Commitment and its annexes will be available to the Company’s shareholders, from the date hereof, at the Company’s headquarters, at the Company’s website (www.fibria.com.br/ri), as well as in the websites of the Brazilian Securities Commission (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br).

Any other information to be disclosed to the market will be made in due time, in accordance with the current legislation, including those required by CVM Rule No. 565, dated of June 15, 2015.”

Lastly, the Company informs that the Transaction will trigger withdrawal rights to Fibria’s dissenting shareholders. Withdrawal rights details, including the reimbursement amount, will be informed to the market in due time.

Until the date of the implementation of the Transaction, the Companies will carry out its activities in the ordinary course of business and will remain operating independently.

São Paulo, March 16 de 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO